

Mail Stop 3561

July 20, 2009

Via U.S. Mail

Robert E. Cauley
Chairman, Chief Executive Officer and President
Opteum Mortgage Acceptance Corporation
W. 115 Century Road
Paramus, NJ 07652

> **Re: Opteum Mortgage Acceptance Corporation
> Amendment No. 1 to the Registration Statement on Form S-3
> Filed July 7, 2009
> File No. 333-158862**

Dear Mr. Cauley:

We have reviewed your responses to the comments in our letter dated May 22, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of the filing provided by counsel.

Registration Statement on Form S-3

General

1. Risk factors should discuss specific, actual risks, not boilerplate generic risks. Please revise the risk factor sections so that they provide useful information to investors. We note, for example, on page S-19, that the second sentence of the first full risk factor begins, "If the residential real estate market should experience an overall decline in property values . . . foreclosure and losses could be higher than those now generally experienced in the mortgage lending industry" and the first sentence of the next risk factor begins, "Investors should note that some geographic regions of the United States from time to time will experience weaker regional economic conditions and housing markets . . . ." Adding a few, more current risk factors at the end of the section is not a satisfactory substitute for revising the risk factor section so that it is current, discusses real risks and contains less boilerplate language.

2. In next amendment, please provide a thorough discussion in the base of the mandatory auction procedures.

3. We note your response to prior comment 5; however, please further revise your base prospectus to include all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. In this regard, we note the following examples:

    - "or otherwise modified" in the first and second bullet points on page 8;
    - "generally will be in accordance with the same standards" on page 12;
    - "may include additional requirements relating to ARM loans or other specific types of mortgage loans, or additional provisions relating to meeting the [Qualified Substitute Mortgage Loan] requirements on an aggregate basis . . . ." on page 17;
    - "or other modifications" on page 20;
    - "or other means of funding the transfer of additional mortgage loans" on page 73.

    Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

Mandatory Auction of the Mandatory Auction Certificates, page S-9

4. Please revise to clarify who pays for the market value swap. We note that it is not listed in the table of fees, so we assume it will not come from funds otherwise going to investors.

5. It is unclear from the disclosure whether the auction administrator will be an affiliate of any other party in the transaction. Revise to clarify.

6. Pools backing mortgage-backed securities can change fairly significantly over time due to prepayments and defaults. Please tell us what information will be given to the third party investors in the auction.

Impact of Regulatory Developments, page S-27

7. Please revise to discuss each pending legislation at the national level which might impact the pool assets. If there are pending initiatives in any state in which a material amount of the pool's mortgages are located, please discuss the provisions of those potential laws as well.

Impact of the Housing and Economic Recovery Act of 2008 . . . ., page S-30

8. We note your disclosure in the second paragraph under this heading that, in addition to the Housing and Economic Recovery Act of 2008, there are other government and private-industry driven proposals which, if enacted, may impact loan modifications. If material, please provide additional discussion regarding these proposals.

Impact of the Obama Plan on Modifications, page S-30

9. We note your disclosure that modifications under the HAMP program are available to loans which meet the program's qualifications. Please revise the Collection and Other Servicing Procedures; Mortgage Loan Modifications section on page 19 of the Base Prospectus to include a discussion of the potential impact of HAMP and HASP on loan modification. Also, please include bracketed placeholders in your prospectus supplements to confirm that you will provide information regarding the percentage of mortgage loans in the asset pool which qualify for the HAMP program.

The Sponsor and the Servicer, page S-78

10. We note that in response to prior comment 18 you state that the sponsor securitized mortgage loans from 2004 through 2006. Please provide a general discussion of the sponsor's experience in and overall procedures for originating or acquiring and securitizing mortgage loans. Also, please provide more detail and clarity regarding the sponsor's plans to engage in securitizing mortgage loans in the future, including an estimated timeline. Similarly revise your disclosure in Prospectus Supplement No. 2.

11. Please include a definition of "Scratch&Dent" in the next amendment.

The Depositor, page S-79

12. We note that in response to prior comment 19 you provided information regarding Opteum Financial Services, LLC in its capacity as a servicer. Please confirm that the depositor, Opteum Mortgage Acceptance Corporation, has not been involved in any prior securitizations which have defaulted or experienced an early amortization or triggering event.

The Master Servicer, page S-86

13. We note that in response to prior comment 21 you added a bracketed placeholder confirming that you will include information regarding the length of time the master servicer and any additional servicer(s) have been servicing residential

mortgage loans. Please include bracketed placeholders in your prospectus supplements to confirm that you will provide, to the extent material, a general discussion of the master servicer's and any additional servicer's experience in servicing assets of *any* type. Alternatively, state that the experience is limited to servicing residential mortgage loans.

Prospectus Supplement No. 2 (Mortgage-Backed Notes)

[Name of Originator], page S-73

14. We note your response to prior comment 24; however, please provide a bracketed placeholder here and in Prospectus Supplement No. 1 to confirm that you will provide a description of the nature of any loan exceptions granted which deviate from the originator's underwriting standards, including the percentage of such loans.

Base Prospectus

Underwriting Standards, page 12

15. Please add a bullet summary of these underwriting standards to the summary of the supplements.

16. Also explain here how you base the underwriting of a loan "entirely" on the estimated value of a property during a time of prolonged decline in property values.

17. Please disclose in the supplement summary that you determine whether the mortgagor has sufficient income to service the mortgage by using the property payments during the teaser period. If this practice would be considered predatory lending under any pending or existing legislation, please disclose here.

18. We note your response to prior comment 28; however, please discuss any safeguards which will be used to ensure the accuracy and timeliness of the information obtained pursuant to the automated valuation system. If no such protections exist, please disclose.

FICO Scores, page 15

19. Please revise to disclose the cutoff you use when deciding not to underwrite a mortgage.

Representations by Sellers, page 15

20. Please add a risk factor detailing the risks described in the second and third full paragraphs on page 17.

Collection and Other Servicing Procedures; Mortgage Loan Modifications, page 19

21. We note your response to prior comment 31; however, please revise to describe the criteria which the master servicer or servicer will use to determine whether loss mitigation practices are in the best interest of the securityholders in the case of a material default on single family loan. Provide examples of how much realized loss would be necessary to trigger loss mitigation practices. Will other factors be taken into account, such as the likelihood that loss mitigation will result in greater recovery? Please describe.

Use of Proceeds, page 132

22. We note your response to prior comment 33. Please revise to disclose whether you will add new assets to the issuing entity to support the additional securities. If so, please provide us with your analysis of why you would meet the discrete pool requirement of an asset-backed security. If not, please revise to disclose how you plan to support payment on those additional securities. In that regard, please tell us why you would not be considered a series trust. Refer to Section III.A.2.c. of the Regulation AB Adopting Release (Release No. 33-8518).

Part II – Information Not Required In Prospectus, page II-1

Item 16. Exhibits, II-2

Exhibit 5.1

23. Please confirm that when you file a"clean"opinion" at takedown you will remove the assumptions contained in the second sentence of the third paragraph.

24. We note your response to prior comment 35; however, please provide a revised opinion that does not limit on the scope of the Delaware law that counsel reviewed. Your opinion should speak to the jurisdiction's complete body of applicable laws as of the date the securities are sold.

25. We note your response to prior comment 36; however, please revise to remove references in the prospectus and each form of prospectus supplement that counsel will deliver its opinion "to the effect" that certain federal income tax consequences have been realized. The prospectus and each form of prospectus supplement must clearly state that the "Federal Income Tax Consequences" section is counsel's opinion.

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Richard D. Simonds, Jr.
        Fax: (212) 768-6800